Exhibit 99.32

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2010 No. 15

HudBay Minerals Releases Second Quarter 2010 Results; Announces Production Decision at Lalor Project and Semi-Annual Dividend

Highlights

•	Lalor project proceeds to full construction, first production expected by second quarter 2012

•	777 North mine expansion begins development

•	Semi-annual dividend of $0.10 per share declared

•	Listing on New York Stock Exchange to be pursued

•	Management further strengthened

•	2010 production objectives for all metals remain on track as steady quarter results in strong earnings and cash flows

Toronto, Ontario – August 4, 2010 – HudBay Minerals Inc. (“HudBay”, the “company”) (TSX:HBM) today released its second quarter and year-to-date 2010 financial results. Operating cash flow1 (before changes in working capital) in the second quarter of 2010 was $41.0 million, versus $28.9 million in the same period of last year.

Net earnings in the second quarter of 2010 were $13.3 million, or $0.09 per share, compared to earnings of $89.4 million or $0.58 per share during the second quarter of 2009. Earnings were higher in 2009 due to an after-tax gain of $99.9 million on the disposal of the company’s interest in Lundin Mining Corporation. Excluding that gain, earnings improved significantly due mainly to stronger metals prices and a change from foreign exchange losses in 2009 to a foreign exchange gain in 2010. Cash costs per pound of zinc sold1, net of by-product credits, were negative US$0.49 per pound, compared to negative US$0.05 per pound in the second quarter of 2009. This decrease was primarily due to higher by-product copper, gold and silver credits arising from higher metals prices, offset partially by the stronger Canadian dollar.

“Our mines in northern Manitoba continue to perform well and production of all metals remains on track to meet our 2010 full-year guidance,” said David Garofalo, HudBay’s president and chief executive officer. “The confidence in our operating team and the significant progress we have made at our Lalor project has enabled our board of directors to commit fully to its development on a fast track basis.”

HudBay’s board of directors has declared a semi-annual dividend in the amount of $0.10 per common share, payable on September 30, 2010 to shareholders of record on September 15, 2010. HudBay also announced its intention to seek a listing of its common shares on the New York Stock Exchange (“NYSE”). The NYSE has cleared HudBay to apply for a listing and HudBay expects to submit its listing application in October, 2010, once the necessary documentation is complete. The company intends to maintain its listing on the Toronto Stock Exchange.

“The Board’s decision to establish a dividend policy is based on HudBay’s strong business fundamentals and growth potential,” said Mr. Garofalo. “We believe that implementing a regular dividend and listing on the New York Stock Exchange will enable us to broaden our appeal to a larger group of investors and help increase our overall trading liquidity.”

[1]

Operating cash flow and cash costs per pound of zinc sold are considered non-GAAP measures. See “Non-GAAP Performance Measures” in our Management’s Discussion and Analysis for the quarter ended June 30, 2010.

Steady Production and Low Costs Result in Strong Financial Results

($000s except per share amounts)	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Revenue	191,851	197,657	432,171	359,441
Earnings before tax	34,683	104,705	87,048	99,425
Net earnings	13,273	89,415	36,832	85,457
EBITDA[1,2]	69,707	28,598	153,151	44,091
Operating cash flow[1,3]	41,027	28,865	100,098	42,837
Basic EPS[4]	0.09	0.58	0.24	0.56
Operating cash flow per share[1,3]	0.27	0.19	0.66	1.28
Cash and cash equivalents	911,778	845,956	911,778	845,956

Total assets	2,022,084	1,972,198	2,022,084	1,972,198

[1]

EBITDA[3] operating cash flow before changes in non-cash working capital, and operating cash flow per share are considered non-GAAP measures. See “Non-GAAP Performance Measures” in our Management’s Discussion and Analysis for the quarter ending June 30, 2010.

[2]	EBITDA represents earnings before interest expense, taxes, depreciation and amortization, gain/loss on derivative instruments, exploration and interest and other income.
[3]	Before changes in non-cash working capital.
[4]	Earnings per share.

Lalor Mine Development Expected to Significantly Increase HudBay’s Gold and Zinc Production

On August 4, 2010, HudBay’s board of directors made a full commitment to the development of the company’s 100% owned Lalor project by authorizing the expenditures necessary to put the project into full production. Initial production from the access ramp is scheduled in the second quarter of 2012 and full production from the 985 meter production shaft is anticipated in late 2014. The project’s estimated capital cost of $560 million, which includes $21.5 million spent as at June 30, 2010, is expected to fund full project development, including access to the gold and copper-gold zones and a comprehensive upgrade of the company’s Snow Lake concentrator. HudBay intends to fully fund the project from its current cash resources and future cash flows.

“The board’s approval to proceed with full development of the Lalor mine is a significant milestone for our company,” said Mr. Garofalo. “The excellent exploration results at Lalor combined with HudBay’s experience in the region over the past 80 years have given us the confidence to develop Lalor on a fast track basis and establish it as HudBay’s next mine. When it reaches full production we expect the Lalor mine will add significant value to our company by nearly doubling gold production and increasing zinc production by 50%.”

The company’s current mine planning for Lalor contemplates the following:

•	Full production of 3,500 tonnes of ore per day.

•

The $560 million estimated capital cost, $21.5 million of which has been spent as at June 30, 2010 on the ramp access, site preparation and equipment purchases, includes an average 13% contingency. The approved expenditure is intended to fully fund project development, including the extension of power and water facilities to the site, a 300 person camp, surface and underground construction at the mine site, including the completion of the access ramp, a production shaft and a ventilation shaft, an upgrade to the existing tailings facility and a comprehensive upgrade of the company’s Snow Lake concentrator.

•

Construction at the concentrator will include replacing copper and zinc floatation cells and concentrate dewatering equipment, and construction of a new gold leach plant which is intended to improve gold recovery. Upon completion of the upgrades, the concentrator will be capable of processing 3,500 tonnes of material per day and will principally produce zinc and copper concentrates and gold dore bars.

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News Release No. 15 2010: HudBay Minerals Releases Second Quarter 2010 Results; Announces Production Decision at Lalor Project and Semi-Annual Dividend

Indicated Mineral Resource at Lalor Increases by 8.1%

The company also announced today an updated National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate for the base metal zone, which increases the tonnage in the indicated resource category by 8.1% from the resource announced in October 2009.

Base Metal Zone Mineral Resource– May 1, 20101

Category	Tonnes (Million)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	13.3	1.6	24.9	0.66	8.87
Inferred	4.8	1.3	26.2	0.58	9.25

[1]

For tables that show a zone by zone breakdown of the base metal and gold resources and the potential mineral deposits in the gold and copper-gold zones, please refer to http://media3.marketwire.com/docs/hbmsuppq210.pdf.

[2]	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In-fill drilling completed between late 2009 and early 2010 has allowed gold zone 21 and a portion of zone 25 to be classified as inferred mineral resources in accordance with NI 43-101, as shown below:

Gold Zone Inferred Mineral Resource– May 1, 20101

Category	Tonnes	Au1	Ag	Cu	Zn
	(Million)	(g/t)	(g/t)	(%)	(%)
Inferred	5.4	4.7	30.6	0.47	0.46

[1]

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Capping of the gold grades was employed to avoid any disproportionate influence of random anomalously high gold grades on the average grade determination as shown in the table available at http://media3.marketwire.com/docs/hbmsuppq210.pdf.

A revised conceptual estimate of the tonnes and grade of the remaining portion of the gold zone was also completed. The Lalor gold zone potential estimate is conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101 and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Potential Gold Zone Conceptual Estimate – May 1, 2010

Tonnes (Million)	Au1 (g/t)	Ag (g/t)	Cu (%)	Zn (%)
5.1 – 6.1	4.3 – 5.1	23 – 27	0.2 – 0.4	0.2 – 0.4

[1]

Capping of the gold grades was employed to avoid any disproportionate influence of random anomalously high gold grades on the estimate of the range of average grade in accordance with the following table available at http://media3.marketwire.com/docs/hbmsuppq210.pdf.

HudBay also announced today a new conceptual estimate of the tonnes and grade of the copper-gold zone. The Lalor copper-gold zone potential estimate is conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101 and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Potential Copper-Gold Zone Conceptual Estimate – May 1, 2010

Tonnes	Au1	Ag	Cu	Zn
(Million)	(g/t)	(g/t)	(%)	(%)
1.8 – 2.2	5.8 – 7.0	18 – 22	3.2 – 4.0	0.2 – 0.3

[1]

Capping of the gold grades was employed to avoid any disproportionate influence of random anomalously high gold grades on the estimate of the range of average grade in accordance with the following table available at http://media3.marketwire.com/docs/hbmsuppq210.pdf.

For detail on the key assumptions, parameters and methods used to estimate the mineral resources, and the basis on which the potential quantity and grade of the gold zone and copper-gold zone was determined, see “Lalor Project Supplementary Information.”

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News Release No. 15 2010: HudBay Minerals Releases Second Quarter 2010 Results; Announces Production Decision at Lalor Project and Semi-Annual Dividend

“We are very pleased with our assessment of the viability of developing the project, particularly when the gold and copper-gold zones are included,” said Mr. Garofalo. “HudBay has a proven track record of significantly expanding the size of its mines after production has begun and given its substantial exploration potential, we expect this will continue with the Lalor project.”

The copper-gold zone remains open and HudBay is continuing to drill from surface at Lalor to explore the periphery of the deposit for additional orebodies, including one drill which is targeting the previously-announced copper-gold intersection that was recently discovered down-plunge from base metal zone 10. Drilling is also ongoing down-plunge of the copper-gold zone identified in September 2009. HudBay also intends to conduct extensive underground exploration at Lalor, including definition drilling on the gold zone and copper-gold zone, starting in 2012 when ramp access to the deposit has been completed. As of July 26, 2010, the company has driven the ramp approximately 800 meters and upon reaching the deposit, the ramp and ventilation infrastructure is expected to enable production of up to 1,200 tonnes per day of ore from the base metal zone.

The company’s production decision with respect to Lalor was not based on the results of a pre-feasibility study or feasibility study of mineral resources demonstrating economic or technical viability, because significant portions of the deposit are not able to be classified as a mineral reserve until they can be accessed from underground for additional drilling. Because of this, the production decision was based on mineral resources identified to date and estimates of potential grades and quantities of the gold zone and copper-gold zone, along with other available information, including cost estimates and portions of the engineering design, which have been completed to a level suitable for inclusion in a feasibility study. For further detail on assumptions related to HudBay’s mine planning please refer to “Lalor Project Supplementary Information.”

777 North Expansion Approved

HudBay also announced plans to expand its 777 Mine. The 777 North expansion involves driving a ramp from surface to the 440 meter level to access mineral resources of 550,000 tonnes grading 1.5 g/t gold, 22.5 g/t silver, 1.0% copper and 3.6% zinc. These zones are connected to the underground workings of the 777 Mine. Total capital costs for the expansion are estimated at $20 million. Production is expected to begin in 2012 at a rate of 330 tonnes per day, producing approximately 5,500 tonnes of copper metal and 20,000 tonnes of zinc metal over the six year life of the project.

The 777 North expansion will provide an additional egress from the mine and supply additional ore feed to the Flin Flon concentrator and zinc plant. It will also help to sustain employment in Flin Flon as the Trout Lake mine reaches the end of mine life and facilitate the development of an underground exploration platform to evaluate additional exploration opportunities near the 777 mine.

Management Further Strengthened

HudBay has taken measures to strengthen its management team with the hiring of a corporate development executive and other key appointments.

The company named Ken Gillis as its senior vice president, corporate development. Mr. Gillis joins HudBay after 15 years as a leading mining industry investment banker. Mr. Gillis will focus on the identification and execution of acquisition opportunities, while Alan Hair, appointed today as HudBay’s senior vice president, business development and technical services, will be responsible for performing technical evaluations of these opportunities and then integrating acquisitions into the organization with the goal of advancing them to development.

Tom Goodman has been appointed senior vice president and chief operating officer. Mr. Goodman has been with the company for more than 30 years and will assume responsibility for overseeing all of the company’s operations. He will also ensure HudBay’s operating and human resource culture is properly implemented across new development stage projects and mines.

Rounding out the senior management team is Maura Lendon, appointed today as senior vice president, corporate services and chief legal officer, and David Bryson, the company’s senior vice president and chief financial officer.

Production and Sales

Overall, production remains on track to meet our 2010 guidance. Mine production was 574,153 tonnes of ore, reflecting a slight decrease from 576,779 tonnes for the same quarter in 2009 as additional production from the reopened Chisel North mine in 2010 was offset by lower production from the 777 and Trout Lake mines relative to the strong production levels achieved in 2009.

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News Release No. 15 2010: HudBay Minerals Releases Second Quarter 2010 Results; Announces Production Decision at Lalor Project and Semi-Annual Dividend

Our cash cost per pound of zinc sold, net of by-product credits was minus US$0.49/lb. compared to minus US$0.05/lb. in Q2 2009, excluding costs and sales related to Balmat and HMI Nickel.

The decrease was principally due to higher by-product copper, gold and silver by-product credits arising from higher prices, offset in part by a stronger Canadian dollar.

		Three Months Ended		Six Months Ended
Operating Highlights		Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Production (HBMS contained metal in concentrate)[1]
Zinc	tonnes	24,961	16,867	40,103	36,757
Copper	tonnes	12,123	11,036	23,840	23,895
Gold	troy oz.	21,002	22,610	41,012	43,968
Silver	troy oz.	235,106	210,236	428,091	457,652
Metal Sold
Zinc - refined [2]	tonnes	22,277	24,473	52,043	51,422
Copper	tonnes
Cathode & anodes		13,067	19,633	28,948	35,824
Payable metal in concentrate		543	—	543	—
Gold	troy oz.
Contained in slimes & anode		20,117	24,397	47,624	53,021
Payable metal in concentrate		992	—	992	—
Silver	troy oz.
Contained in slimes & anode		257,824	599,033	714,528	1,205,064
Payable metal in concentrate		11,220	—	11,220	—

[1]	Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
[2]	Zinc sales include sales to our Zochem facility of 4,930 tonnes in the second quarter of 2010. In the second quarter, Zochem had sales of 10,242 tonnes of zinc oxide.

Revenues

Total revenue for the second quarter was $191.9 million, $5.8 million lower than the same quarter last year, due to the following:

(in $ millions)	Three Months Ended Jun 30, 2010	Six Months Ended Jun 30,2010
Metal prices
Higher zinc prices	15.6	47.5
Higher copper prices	42.1	102.9
Higher gold prices	7.2	13.2
Sales volumes
Lower copper sales volumes	(43.4)	(46.8)
(Lower) higher zinc sales volumes	(4.9)	3.4
Lower gold sales volumes	(4.1)	(5.3)
Other
Unfavourable change in foreign exchange	(23.3)	(49.3)
Other volume and pricing differences	5.0	7.1

Change in net revenues	(5.8)	72.7

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News Release No. 15 2010: HudBay Minerals Releases Second Quarter 2010 Results; Announces Production Decision at Lalor Project and Semi-Annual Dividend

Realized Metal Prices1 and Exchange Rate

		LME Q2 2010 Average Prices [2]	LME Q2 2009 Average Prices [2]	HudBay Realized Prices [1] Three Months Ended		HudBay Realized Prices [1] Six Months Ended
				Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Prices in US$
Zinc	US$/lb	0.92	0.67	0.99	0.70	1.04	0.63
Copper	US$/lb.	3.19	2.12	3.18	2.22	3.24	1.98
Gold	US$/troy oz.	1,196	922	1,199	919	1,149	901
Silver	US$/troy oz.	18.32	13.73	17.71	13.55	17.16	12.97
Prices in C$
Zinc	C$/lb.	0.94	0.78	1.01	0.82	1.08	0.76
Copper	C$/lb.	3.28	2.47	3.27	2.60	3.36	2.38
Gold	C$/troy oz.	1,229	1,076	1,239	1,077	1,190	1,099
Silver	C$/troy oz.	18.83	16.03	18.34	15.85	17.84	15.75
Exchange rate	US$1 to C$			1.03	1.17	1.04	1.21

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.

Operating Expenses

For the second quarter of 2010, our operating expenses were $118.2 million; $27.4 million lower than the same quarter last year due to the following:

(in $ millions)	Three Months Ended Jun 30,2010	Six Months Ended Jun 30,2010

Decreased volumes of purchased zinc concentrate	(7.1)	(2.5)
Decreased volumes of purchased copper concentrate	(23.4)	(45.3)
Chisel North operating costs	7.0	7.0
Zochem zinc purchases	7.3	7.3
Adjustment of Balmat asset retirement obligation	3.1	3.1
Other provisions, primarily related to Smelter closure	(5.3)	(3.2)
Smelter and refinery costs	(3.2)	(4.4)
Changes in domestic inventory	(8.7)	16.1
Higher profit sharing	1.7	4.7
Other operating expenses	1.2	(0.4)

Decrease in operating expenses	(27.4)	(17.6)

Purchased copper concentrate volumes decreased due to the closure of the smelter. Lower zinc concentrate purchases were offset by the Chisel operating costs and production. During the first quarter, we sold excess copper inventory that had accumulated in the fourth quarter of 2009, resulting in copper sales that exceeded production and a higher inventory charge in operating expenses compared to the first half first quarter of 2009.

Please also see our consolidated financial statements and related notes together with Management’s Discussion and Analysis of Operations and Financial Condition for the quarter ended June 30, 2010, which are available under our profile on SEDAR at www.sedar.com and on our website at www.hudbayminerals.com. All amounts are in Canadian dollars unless otherwise noted.

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News Release No. 15 2010: HudBay Minerals releases second quarter 2010 results

Lalor Project Supplementary Information

HudBay has conducted a preliminary assessment of the Lalor Deposit using all available information concerning the project. This preliminary assessment is preliminary in nature, it includes inferred mineral resources and potential grades and quantities of minerals that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as mineral reserves and there is no certainty that the preliminary assessment will be realized. Among the risks associated with the decision to commence production at Lalor is the possibility that the gold zone and copper-gold zone will not be economically or technically viable and that construction timetables and cost estimates may not be realized.

The total estimated project cost for Lalor is $560 million. The capital spending is expected to occur over the 2010-2014 period as follows:

2010	$133 million
2011	$128 million
2012	$116 million
2013	$94 million
2014	$89 million

Of the $133 million in spending planned for 2010, $21.5 million has already been spent as at June 30, 2010. HudBay’s initial 2010 guidance for Lalor capital expenditures was $57 million, excluding capitalized exploration expenditures.

Total sustaining capital, including closure costs, is estimated at $180 million over the estimated mine life of 15 years, based on mineralization identified to date.

HudBay’s mining assumptions include approximately seven million tonnes of material currently classified as indicated mineral resource, six million tonnes of inferred mineral resource and three million tonnes of ore which is assumed to be mineable from the unclassified portion of the gold zone and the copper-gold zone.

Operating costs for the mine and concentrator are assumed to be approximately $80 per tonne once the project reaches full production. This reflects the use of a cyanide leaching circuit as well as the assumption that the predominant mining method will be post pillar cut and fill, similar to the Chisel North mine, which has comparable orebody geometry to Lalor. Longhole stopes, the predominant (and generally lower cost) mining method at the 777 mine, may be available in sections depending on the thickness of the deposit.

While metallurgical characterization is on-going, concentrator recoveries are currently expected to be 95% zinc, 90% copper, 80% gold, and 75% silver. The gold recoveries reflect the use of a gold cyanide leach plant to maximize gold recovery.

Production from Lalor is expected to occur in two phases. The initial phase of production will utilize the ramp from Chisel North to produce up to 1,200 tonnes per day of ore from the Base Metal zones only. This initial production will replace production from the Chisel North mine, which is expected to reach the end of its mine life in 2012. Once the Lalor mine, production shaft and the Snow Lake concentrator are fully commissioned and ramped up, production is expected to increase to 3,500 tonnes per day, accessing all of the zones at Lalor.

Approximate annual ore production at Lalor is expected as follows:

2012	100,000 tonnes
2013	310,000 tonnes
2014	525,000 tonnes
2015	1,000,000 tonnes
2016 and later years	1,240,000 tonnes

For more details on the Lalor project please refer to the NI 43-101 compliant technical report for Lalor entitled “Technical Report for Lalor Deposit, Snow Lake, Manitoba, Canada” dated October 2009, and the company’s December 17, 2009, February 22, 2010 and June 23, 2010 news releases, available at www.SEDAR.com

Mineral Resource Estimate and Conceptual Estimate Disclosure

The mineral resource and conceptual estimates are effective as of a May 1, 2010 cut-off date for diamond drilling, which includes a total of 95 parent and 76 wedge offsets drilled from surface on the Lalor property.

Base metal mineralized intersections from 64 parent and 48 wedge offset holes were geologically interpreted into six stacked

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News Release No. 15 2010: HudBay Minerals releases second quarter 2010 results zones of zinc rich polymetallic near solid to solid sulphide mineralization at approximately 570 to 1,160 meters below surface. The base metal zones vary in the east-west dimension from 180 to 450 meters and in the north-south dimension from 400 to 900 meters. Average thickness of the base metal zones varies from 2.6 to 11.8 meters. The deposit has been drilled at a spacing of 25 to 50 meters in the middle of the base metal zones and 75 to 100 meters along the perimeter.

Five stacked gold zones of low sulphide content either in contact with or entirely separate to the base metal resources were interpreted from 49 parent and 38 wedge offset holes at approximately 720 to 1,160 meters below surface. The gold zones vary in the east-west dimension from 80 to 360 meters and in the north-south dimension from 180 to 850 meters. Average thicknesses of the gold zones varies from 4.6 to 12.5 meters. The gold zone resource has been drilled at a spacing of 25 to 90 meters, while the gold potential drilling is spaced at 50 to 160 meters.

One copper-gold zone was interpreted at approximately 1,100 to 1,390 meters below surface from seven wedge offset holes. The copper-gold zone is situated down plunge and at depth to the gold zones. It has an east-west dimension of 80 meters, a north-south dimension of 580 meters and an average thickness of 16.4 meters. The copper-gold zone has been drilled at a spacing of 90 to 160 meters.

Three dimensional wireframes capturing the base metal, gold and copper-gold mineralization were separately created using MineSight resource modeling software. The base metal and gold zone 21 resource was based on an interpolation plan using ordinary kriging methodology of the specific gravity weighted composites and wireframes with MineSight software. Gold zone 25 and potential, gold and copper-gold are based on inverse distance squared methodology. Specific gravity measurements were taken on a large portion of the samples, where actual measurements were not available stoichiometric values were calculated.

The base metal resources are estimated at a zinc equivalency (ZNEQ) cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.352 + Au g/t x 0.867 + Ag g/t x 0.014) and a minimum two meter true width. Long term $US metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ. Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ. The gold and copper-gold zones are estimated at a gold cut-off of 1.0 g/t over a minimum two meter true width.

Qualified Person

The Lalor mineral resource and conceptual estimates were prepared by Brian Hartman, M.Sc. P.Geo., HBMS geologist under the direct supervision of Robert Carter, B.Sc. P. Eng., HBMS superintendent mines technical services. Mr. Carter is a qualified person within the meaning of NI 43-101,and has reviewed and approved the scientific and technical information contained in this news release.

Website Links

HudBay Minerals Inc.:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/hbmmdaQ210.pdf

Financial Statements:

http://media3.marketwire.com/docs/hbmfsQ210.pdf

Conference Call and Webcast

Date:	Thursday, August 5, 2010
Time:	10:00 a.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3417 or 800-814-4861
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	4330313#

The conference call replay will be available until midnight (Eastern Time) on August 19, 2010. An archived audio webcast of the call also will be available on HudBay’s website.

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News Release No. 15 2010: HudBay Minerals releases second quarter 2010 results

HudBay Minerals Inc: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes but is not limited to information concerning the company’s ability to develop its Lalor project and 777 North expansion, the ability to maintain a regular dividend on its common shares and the ability to obtain a listing on the New York Stock Exchange, the ability of management to execute on key strategic and operational objectives, the ability to meet production forecasts, the potential impact of changing economic conditions on HudBay’s financial results and the company’s strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include the ability to develop and operate the Lalor project on an economic basis, geological and technical conditions at Lalor differing from areas successfully mined by Lalor in the past, the ability to meet required solvency tests to support a dividend payment, and in accordance with anticipated timelines, risks associated with the mining industry such as economic factors (including costs of construction materials, future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, including new and upgraded facilities at Lalor, dependence on key personnel, employee relations and availability of equipment and skilled personnel, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade, dilution or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry, as well as those risk factors discussed in the company’s Annual Information Form dated March 30, 2010, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

(F)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

HudBay Minerals Inc.	9
News Release No. 15 2010: HudBay Minerals releases second quarter 2010 results